EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO 2011 ANNUAL RESULTS

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

Based on the Company’s preliminary estimates, which were carried out in accordance with the PRC Accounting Standards for Business Enterprises and the Regulations regarding the Accounting Treatment of Insurance Contracts, it is estimated that the net profit attributable to equity holders of the Company for the year 2011 may decrease by over 40% but not exceeding 50% as compared to the net profit attributable to equity holders of the Company for the year 2010. The Company’s preliminary financial estimates for the year 2011 contained in this announcement has not been audited and may be different from the audited financial information. Detailed audited financial information of the Company for the year 2011 will be disclosed in the Company’s 2011 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2011 to 31 December 2011

2.

Estimated results: Based on the Company’s preliminary estimates, which were carried out in accordance with the PRC Accounting Standards for Business Enterprises and the Regulations regarding the Accounting Treatment of Insurance Contracts, it is estimated that the net profit attributable to equity holders of the Company for the year 2011 may decrease by over 40% but not exceeding 50% as compared to the net profit attributable to equity holders of the Company for the year 2010.

Commission File Number 001-31914

3.	The estimated results have not been audited.

II.	Results for the year 2010 (audited)

1.	Net profit attributable to equity holders of the Company: RMB33,626 million

2.	Earnings per share (basic and diluted): RMB1.19

III.	Reasons for estimated decrease in results

The estimated decrease in the results for the year 2011 is mainly attributable to the decline in investment yield and the increase in impairment losses caused by the fluctuation in the capital market.

IV.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the year 2011 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the 2011 annual results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the year 2011 will be disclosed in the Company’s 2011 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng Company Secretary

Hong Kong, 6 March 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh